Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
ZiLOG, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-108372, 333-114501, and 333-114503) on Form S-8 of ZiLOG, Inc. (the Company) of our report dated March 29, 2005, with respect to the Company's consolidated statement of operations, stockholders' equity and cash flows for the twelve months ended December 31, 2004, and the related financial statement schedule, which report appears in the March 31, 2007, annual report on Form 10-K of the Company.

/s/ KPMG LLP

Mountain View, California
June 22, 2007